UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2025

Commission File Number: 001-41611

Hesai Group
10th Floor, Building A
No. 658 Zhaohua Road, Changning District
Shanghai 200050
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒	Form 40-F ☐

Explanatory Note
Exhibit 99.1 and Exhibit 99.2 to this current report on Form 6-K are incorporated by reference into the registration statement on Form F-3 of Hesai Group (File No. 333-290069) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index
99.1	Hesai Group Supplemental and Updated Disclosures
99.2	Form of Cornerstone Investment Agreement by and among Hesai Group, each investor, China International Capital Corporation Hong Kong Securities Limited, Guotai Junan Capital Limited, Guotai Junan Securities (Hong Kong) Limited and CMB International Capital Limited, and a schedule of all executed Cornerstone Investment Agreements adopting the same form

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Hesai Group
By:	/s/ Yifan Li
	Name:	Yifan Li
	Title:	Chief Executive Officer
Date: September 5, 2025